SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D
                             (Amendment No. 1)
                               (Rule 13d-101)

         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                          The Warnaco Group, Inc.
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                              (Name of Issuer)

               Class A Common Stock, Par Value $.01 per Share
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                       (Title of Class of Securities)

                                 934390105
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                               (CUSIP Number)

                        Stanley P. Silverstein, Esq.
                          The Warnaco Group, Inc.
                               90 Park Avenue
                          New York, New York 10016
                               (212) 370-8455
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               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)


                            November 13, 2000
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        (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ]

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedules, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.




CUSIP No. 934390105
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1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON.
            Linda J. Wachner

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2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (a) [  ]
            (b) [  ]

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3.    SEC USE ONLY


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4.    SOURCE OF FUNDS
            PF, BK, SC

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5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e): [  ]

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6.    CITIZENSHIP OR PLACE OF ORGANIZATION
            USA

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NUMBER OF             7.    SOLE VOTING POWER             13,356,885
SHARES              ----------------------------------------------------------
BENEFICIALLY          8.    SHARED VOTING POWER                 0
OWNED BY EACH       ----------------------------------------------------------
REPORTING             9.    SOLE DISPOSITIVE POWER        13,148,211
PERSON WITH:        ----------------------------------------------------------
                      10.   SHARED DISPOSITIVE POWER            0
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11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
            13,374,865
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12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES  [  ]

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13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            21.6%
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14.   TYPE OF REPORTING PERSON
            IN




      This Amendment No. 1 to Schedule 13D (this "Amendment No. 1") is being filed pursuant to Rule 13d-2(a) of the Rules and Regulations under the Securities Exchange Act of 1934, as amended, on behalf of Linda J. Wachner with respect to the Class A common stock, par value $.01 per share (the "Common Stock"), of The Warnaco Group, Inc., a Delaware corporation (the "Company"). This Amendment No. 1 amends the Schedule 13D originally filed by Mrs. Wachner on October 17, 2000 (the "Initial Schedule 13D").

      The Initial Schedule 13D is hereby amended by the addition of the following information:

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      Since the filing of the Initial Schedule 13D, Mrs. Wachner has acquired an additional 600,200 shares of Common Stock through the investment of $1,711,104 of her personal funds.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

      (a) Mrs. Wachner beneficially owns an aggregate of 13,374,865 shares of Common Stock which represented 21.6% of all shares of Common Stock which would have been issued and outstanding on November 7, 2000, assuming the exercise of all Company employee stock options held by Mrs. Wachner.

            Except as set forth in the Initial Schedule 13D or in this Item 5(a), Mrs. Wachner does not own any shares of Common Stock.

      (c) Other than as set forth in the table below, there were no transactions by Mrs. Wachner with respect to shares of Common Stock during the past 60 days:


Date       Nature of Transaction   Number of Shares      Price per Share
----       ---------------------   ----------------      ---------------
11/6/00          Purchase             179,600               $2.5992
11/7/00          Purchase             202,000               $2.8982
11/7/00          Purchase             600                   $2.875
11/8/00          Purchase             92,800                $3.0337
11/9/00          Purchase             12,100                $3.00
11/10/00         Purchase             27,900                $3.00
11/13/00         Purchase             85,200                $3.00



                                SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: November 14, 2000



                                          /s/ Linda J. Wachner
                                          ----------------------------------
                                              Linda J. Wachner